UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: November 3, 2020

Commission file number 1- 33198
_________________________

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Pembroke, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Altera Infrastructure L.P. dated November 3, 2020.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: November 3, 2020	By:	/s/ Edith Robinson
Edith Robinson Secretary

Press Release ¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯

Altera Infrastructure Reports Third Quarter 2020 Results

Pembroke, Bermuda, November 3, 2020 - Altera Infrastructure GP LLC (Altera GP), the general partner of Altera Infrastructure L.P. (Altera or the Partnership), today reported the Partnership’s results for the quarter ended September 30, 2020.

•Revenues of $286.6 million and a net loss of $6.0 million, or $0.03 per common unit, in the third quarter of 2020
•Adjusted EBITDA(1) of $140.1 million in the third quarter of 2020
•In July and August 2020, the Partnership took delivery of two E-shuttle tanker newbuildings, Tide Spirit and Current Spirit
•The partnership changed its financial reporting language from USGAAP to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) during the quarter. As a result, previously reported financial information will not be directly comparable
The following table presents the Partnership's Consolidated Financial Summary:

	Three Months Ended
	September 30,	June 30,	September 30,
In thousands of U.S. Dollars, unaudited	2020	2020	2019

IFRS FINANCIAL RESULTS
Revenues	286,590	304,464	299,447
Net loss	(5,955)	(8.246)	(24,439)
Limited partners' interest in net loss per common unit - basic	(0.03)	(0.04)	(0.08)

NON-IFRS FINANCIAL MEASURE:
Adjusted EBITDA (1)	140,109	153,473	162,216

(1)Please refer to "Non-IFRS Measures" for the definition of this term and for a reconciliation of this non-IFRS measure as used in this press release to the most directly comparable measure under IFRS.

Third Quarter 2020 Compared to Third Quarter 2019
The Partnership generated a net loss of $6 million for the three months ended September 30, 2020, compared to a net loss of $24 million for the three months ended September 30, 2019. The results for the recent quarter benefited mainly from a $22 million increase in unrealized fair value on derivative instruments, $6 million lower depreciation due to vessels impaired and sold in prior quarters, a $5 million decrease in net interest expense partly offset by a decrease in revenues of $13 million mainly in the shuttle tanker segment.

Altera Infrastructure L.P. 1

Adjusted EBITDA was $140 million in the third quarter of 2020, compared to $162 million in the same quarter of the prior year. The decrease of $22 million is mainly due to the Voyageur FPSO completing operations in June 2020, lower uptime on the Petrojarl I FPSO and lower activity in the shuttle tanker segment.

Third Quarter 2020 Compared to Second Quarter 2020
The Partnership generated a net loss of $6 million for the three months ended September 30, 2020, compared to a net loss of $8 million in the prior quarter. The results were impacted by a $15 million gain in fair value of derivatives and $4 million lower impairment charges. These positive effects were partly offset by an $18 million decrease in revenues, mainly in the shuttle tanker segment.

Adjusted EBITDA was $140 million in the third quarter of 2020, compared to $153 million in the prior quarter. The decrease of $13 million is mainly due to the Voyageur FPSO completing operations in June 2020, lower uptime on the Petrojarl I FPSO, and lower activity in the shuttle tanker segment also reflecting seasonal maintenance. These negative effects were partly offset by higher utilization in the towage fleet and an absence of certain second quarter 2020 Dampier Spirit FSO non-cash and non-recurring negative revenue items.

Please refer to the report on Form 6-K relating to the third quarter of 2020 for additional information on variances by segment and for reconciliations between IFRS net loss and Adjusted EBITDA.

Summary of Recent Events

Contracts
Premier Oil CoA contract
In July 2020, Premier Oil Plc exercised the first of three options to extend the contract of affreightment on the UK Solan field by 12 months.

ALP Towage contract
In August 2020, the Partnership entered into a contract with SBM Offshore N.V to tow the Liza Unity FPSO from the yard in Singapore to the Liza field in Guyana. This project will require up to four towage vessels and is expected to take place during the second and third quarters of 2021.

Dana Petroleum CoA contract
In August 2020, the Partnership agreed with Dana Petroleum to extend the firm period of the current contract of affreightment on the Triton field by six months from September 2020.

Equinor Master agreement
In August 2020, the Partnership confirmed with Equinor that the Current Spirit shuttle tanker will operate as a third vessel under the existing master agreement. Operation is expected from the fourth quarter 2020.

Redelivery of in-chartered vessel
In August 2020, the Partnership agreed to redeliver the shuttle tanker Heather Knutsen to Knutsen NYK Offshore Tankers Group three months earlier than scheduled. The vessel was redelivered on September 1, 2020.

Termination of the Dampier FSO contract
In September, the Dampier Spirit FSO ceased operations on the Stag field. The vessel is currently at anchorage in Australian waters prior to being towed to Turkey for responsible recycling.

ENI CoA contract
In September 2020, the Partnership was awarded a five-year contract of affreightment contract with ENI in the North Sea, replacing the current Esso contract of affreightment. The new contract is effective from November 2020 and will include additional volumes equivalent to one extra vessel being fully utilized to service this contract throughout the term.

Altera Infrastructure L.P. 2

Delivery of Shuttle Tanker Newbuildings
In July and August 2020, the Partnership took delivery of the third and fourth LNG-fueled Suezmax DP2 shuttle tanker newbuildings, the Tide Spirit and the Current Spirit. The vessels are constructed based on the Partnership's E-shuttle design, which incorporates technologies intended to increase fuel efficiency and reduce emissions, using LNG fuel and recovered volatile organic compounds (VOCs) as a secondary fuel, as well as battery packs for flexible power distribution and blackout prevention. The vessels have arrived in Norway for client testing.

The remaining two E-shuttle newbuildings are expected to be delivered between December 2020 and January 2021, while the East Coast of Canada newbuilding is expected to be delivered early-2022.

Sale of Vessel
In July 2020, the Partnership sold the Navion Bergen shuttle tanker for recycling in India in accordance with the Hong Kong Convention on the Responsible Recycling of Vessels as required by the Partnership’s responsible recycling policy.
IFRS Transition
The Partnership adopted IFRS effective September 30, 2020. Prior to the adoption of IFRS, the Partnership prepared its financial statements in accordance with USGAAP. The change to IFRS has been made to align the Partnership's financial reporting with its majority owner.

As a result, the 2019 and 2020 comparative financial information has been adjusted from amounts previously reported in the Partnership’s financial statements prepared in accordance with USGAAP. The Partnership’s transition date is January 1, 2019 (or the Transition Date) and a consolidated statement of financial position has been prepared as at that date and will be available in the Report on Form 6-K for the third quarter of 2020.

COVID-19
In the third quarter of 2020 the Partnership did not experience any material business interruptions or direct financial impact as a result of the COVID-19 pandemic. The Partnership continues to focus on the safety of its operations and has introduced a number of proactive measures to protect the health and safety of its crews on its vessels as well as at onshore locations. A majority of the Partnership’s revenues are secured under medium term contracts that should not be materially affected by the short-term volatility in oil prices. The Partnership is continuing to closely monitor counterparty risk associated with its vessels under contract and will work to mitigate any potential impact on the business.

Securities Repurchase Program
In September 2020, the Partnership announced a program to repurchase the Partnership’s outstanding 8.50% Senior Notes due 2023 and Series A, B and E Preferred Units through open market purchases, privately negotiated transactions and/or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements.

The timing, volume, and nature of any repurchases will be determined by management, in consultation with the Board, based on evaluation of the capital needs of the business, trading prices, applicable legal requirements, and other factors. The Partnership currently expects to fund the repurchase program from cash on hand and/or drawings under its revolving credit facility with Brookfield Business Partners LP and its affiliates (collectively, Brookfield), which Brookfield has agreed to increase in an amount equivalent to the total amount invested by the Partnership in the aforementioned repurchase program.
Disputes
In May 2020, the Partnership was informed that the customer is claiming that the Bossa Nova shuttle tanker was off-hire, due to certain specification issues, from the end of March 2020 until the vessel was back on rate starting in early July 2020. Contractual discussions relating to the disputed off-hire period of 100 days are ongoing.

Altera Infrastructure L.P. 3

In June and July 2020, the Partnership was informed that the customer is disputing certain invoiced amounts related to the day rates and demobilization costs applied for the decommissioning of the Voyageur FPSO. Contractual discussions in third quarter were not concluded and continue in the fourth quarter.

In July 2020, an English court ruled in the Partnership's favor in a contract dispute related to the Voyageur FPSO, and awarded to the Partnership its full claim of $12 million and contractual interest. In September 2020, the customer made an application to the Court of Appeal.

In September, the Partnership reached a settlement agreement with Damen Ship Repair Rotterdam B.V related to the refurbishment of the Petrojarl I FPSO. The agreement resolves all aspects of the arbitration dispute commenced in 2017.with no further payments due from either party for the respective claims made.

Relocation
In September 2020, the board of directors of the general partner, approved a relocation of the principal office and place of business of the Partnership and the general partner from its current location in Bermuda to the UK and more specifically to the Partnership’s current office in Aberdeen, residing at Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, UK. In connection with this the Partnership will be closing its office in Bermuda and also relocating the headquarters of a number of subsidiaries from Bermuda to the UK and others to Norway. In so doing the Partnership aims to reduce the complexity of its group structure and better allow for future strategic management of the Partnership by the general partner from the UK and the management of certain underlying assets from Norway. The Partnership considers both the UK and Norway as highly suitable jurisdictions given the group’s history of substantial operations in the North Sea, the nexus to European sources of investment and funding and the ease of doing business in well-established corporate and legal environments. The general partner and Partnership plan to complete the relocation to the UK in December 2020.

Amended partnership agreement
In October, the Partnership agreement was amended to update the accounting principles from USGAAP to IFRS.

Financings
In August 2020, the Partnership agreed to amend the existing credit agreement for an unsecured revolving credit facility provided by Brookfield to increase the available amount by $100 million to $225 million, including accumulated interest, and extend the maturity date to October 31, 2024.

In August 2020, the Partnership completed a $75 million tap issue in its senior unsecured green bonds due October 18, 2024 and increased the total outstanding amount to $200 million.

In September 2020, the Partnership repaid the remaining $12 million secured debt on the Dampier Spirit FSO.

In October 2020, the Partnership completed a $106 million upsizing of the existing financing for the shuttle tankers currently operating off the East Coast of Canada. The upsizing is to partly fund a newbuilding shuttle tanker currently under construction and built for operation off the East Coast of Canada. The $100 million bridge loan for the same newbuild has consequently been terminated.

Liquidity Update
As at September 30, the Partnership had total liquidity of $237 million, a decrease of $4 million compared with the prior quarter. The decrease in total liquidity was primarily due to the delivery of two shuttle newbuilds, planned capital expenditures, and increase in restricted cash balances. All of which was offset by debt drawdowns during the quarter.

The Partnership continues to progress strategic plans to enhance the overall liquidity of the business. The Partnership is focused on managing discretionary spending as well as limiting planned capital expenditures to the committed shuttle tanker newbuilding program and mandatory vessel dry-dockings.

Altera Infrastructure L.P. 4

Økokrim Investigation
In January 2020, Økokrim (the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime) and the local Stavanger police raided Teekay Shipping Norway AS' premises, based on a search warrant related to suspected violations of pollution and export laws in connection with the export of the Navion Britannia shuttle tanker from the Norwegian Continental Shelf in March 2018 and the sale of the vessel for recycling in Alang, India in June 2018. Having reviewed relevant materials together with its advisors, the Partnership continues to believe it acted in accordance with the relevant rules and regulations and denies the alleged violations. The Partnership is continuing to cooperate with authorities in respect of this matter.

Changes to Board of Directors and Committees
Effective September 23, 2020, Jim Reid retired from his position as member of the Altera GP's Corporate Governance Committee.
Operating Results
The commentary below compares certain results of the Partnership's operating segments (including the non-IFRS measure of Adjusted EBITDA) for the three months ended September 30, 2020 to the prior quarter and the same period of the prior year.

The following table presents the Partnership's Adjusted EBITDA by segment

	Three Months Ended
	September 30,	June 30,	September 30,
In thousands of U.S. Dollars, unaudited	2020	2020	2019
FPSO	58,244	75,183	75,090
Shuttle Tanker	61,166	70,985	67,397
FSO	20,667	16,169	23,703
UMS	(1,827)	(1,341)	(1,574)
Towage	1,184	(5,723)	(1,158)
Corporate/Eliminations	675	(1,800)	(1,242)
Partnership Adjusted EBITDA	140,109	153,473	162,216

Third Quarter 2020 Compared with Third Quarter 2019
The Partnership's FPSO segment generated adjusted EBITDA of $58 million, compared with $75 million in the same period in 2019. The decrease of $17 million is mainly due to the Voyageur FPSO completing its contract with Premier Oil from June 2020 and lower uptime on the Petrojarl I FPSO.
The Partnership's Shuttle Tanker segment generated adjusted EBITDA of $61 million, compared with $67 million in the same period in 2019. The decrease of $6 million is mainly due to lower North Sea CoA volumes, absence of contributions from vessels sold, fewer vessels operating on the Equinor master agreement, and E-Shuttle startup costs, partly offset by lower Time Charter in-hire expenses.
The Partnership's FSO segment generated adjusted EBITDA of $21 million, compared to $24 million in the same period in 2019. The decrease of $3 million is mainly due to the Dampier Spirit FSO and Apollo Spirit FSO contracts ending during the quarter and a change in amortization of contract revenue due to an extension of the Randgrid FSO contract.

Altera Infrastructure L.P. 5

The Partnership's UMS segment generated adjusted EBITDA of $(2) million, in line with the same quarter prior year.
The Partnership's Towage segment generated adjusted EBITDA of $1 million, compared with $(1) million in the same period in 2019. Results benefited from higher fleet utilization in the third quarter 2020.
Third Quarter 2020 Compared with Second Quarter 2020
The Partnership's FPSO segment generated adjusted EBITDA of $58 million, compared with $75 million in the prior quarter. The decrease of $17 million is mainly due to the Voyageur FPSO completing its contract from June 2020 and lower uptime on the Petrojarl I FPSO.
The Partnership's Shuttle Tanker segment generated adjusted EBITDA of $61 million, compared with $71 million in the prior quarter. The decrease of $10 million is mainly due to lower conventional spot rates, lower CoA volumes, fewer vessels operating on the Equinor master agreement, and the Navion Anglia shuttle tanker completing its contract with Suncor in early-September 2020.
The Partnership's FSO segment generated adjusted EBITDA of $21 million, compared with $16 million in the prior quarter. Results increased over prior quarter by $5 million mainly due to the absence of the termination fee on the Dampier Spirit FSO recorded in the second quarter, partly offset by a change in amortization of contract revenue due to an extension of the Randgrid FSO contract.
The Partnership's UMS segment generated adjusted EBITDA of $(2) million, in line with the prior quarter.
The Partnership's Towage segment generated adjusted EBITDA of $1 million, compared with $(6) million in the prior quarter. Results benefited from higher fleet utilization resulting from increased market activity.

Altera Infrastructure’s Fleet
The following table summarizes Altera’s fleet as of September 30, 2020. In comparison to the previously-reported fleet table in the release for the second quarter of 2020, Altera's total fleet decreased by two units due to the sale of the Navion Bergen shuttle tanker, and the redelivery of the Heather Knutsen chartered-in vessel during the third quarter of 2020

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	7	(i)	—	—		7
Shuttle Tanker Segment	25	(ii)	1	3	(iii)	29
FSO Segment	5		—	—		5
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Total	48		1	3		52
(i)Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which Altera’s ownership interest is 50 percent.
(ii)Includes three shuttle tankers in which Altera’s ownership interest is 50 percent.
(iii)Includes three DP2 shuttle tanker newbuildings scheduled for delivery through early-2022, two of which will join Altera's contract of affreightment portfolio in the North Sea and one which will operate under Altera's existing contract off the East Coast of Canada.

Altera Infrastructure L.P. 6

Conference Call
The Partnership plans to host a conference call on Tuesday, November 3, 2020 at 09:00 a.m. (ET) to discuss the results for the third quarter of 2020. All interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing (conference ID code 6173818)
◦Norway (Toll free) 800 14947
◦Norway (Local) +47 23 50 02 96
◦United Kingdom +44 (0)330 336 9411
◦United States +1 929-477-0577
◦Canada +1 866-248-8441

•By accessing the webcast, which will be available on Altera's website at www.alterainfra.com (the archive will remain on the website for a period of one year).

An accompanying Third Quarter 2020 Earnings Presentation will also be available at www.alterainfra.com in advance of the conference call start time.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others, the timing of vessel deliveries, the commencement of charter contracts and the employment of newbuilding vessels; and the Partnership's proposed actions to any disruptions from covid-19. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: delays in vessel deliveries or the commencement of charter contracts or changes in expected employment of newbuilding vessels; unanticipated market volatility (such as volatility resulting from the recent COVID-19 outbreak); and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2019. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Altera Infrastructure L.P.
Altera Infrastructure L.P. is a leading global energy infrastructure services partnership primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Altera has consolidated assets of approximately $4.5 billion, comprised of 52 vessels, including floating production, storage and offloading (FPSO) units, shuttle tankers (including three newbuildings), floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Altera’s fleet is employed on medium-term, stable contracts.

Altera's preferred units trade on the New York Stock Exchange under the symbols "ALIN PR A", "ALIN PR B" and "ALIN PR E", respectively.

For Investor Relations enquiries contact:

Jan Rune Steinsland, Chief Financial Officer
Email: investor.relations@alterainfra.com
Tel: +47 97 05 25 33
Website: www.alterainfra.com

Altera Infrastructure L.P. 7

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenues	286,590	299,447	903,453	940,796
Direct operating costs	(164,425)	(148,557)	(483,896)	(470,185)
General and administrative expenses	(3,035)	(6,304)	(20,143)	(21,069)
Depreciation and amortization	(79,049)	(84,639)	(235,189)	(273,973)
Interest expense	(48,036)	(53,675)	(142,212)	(158,029)
Interest income	190	1,776	900	4,099
Equity-accounted income (loss)	11,890	4,494	16,263	10,610
Impairment expense, net	(4,720)	(1,506)	(184,997)	(61,326)
Gain (loss) on dispositions, net	(19)	—	(1,969)	12,548
Realized and unrealized gain (loss) on derivative instruments	2,427	(20,510)	(103,689)	(107,084)
Foreign currency exchange gain (loss)	(2,958)	(5,387)	(7,347)	(4,166)
Other income (expenses), net	(4,262)	(3,262)	(9,628)	(10,427)
Income (loss) before income tax (expense) recovery	(5,407)	(18,123)	(268,454)	(138,206)
Income tax (expense) recovery
Current	(1,639)	(1,143)	(5,240)	(4,239)
Deferred	1,091	(5,173)	560	(7,524)
Net income (loss)	(5,955)	(24,439)	(273,134)	(149,969)
Attributable to:
Limited partners - common units	(14,129)	(31,102)	(288,221)	(164,133)
General partner	(106)	(237)	(2,156)	(1,257)
Limited partners - preferred units	8,038	8,038	24,114	24,114
Non-controlling interests in subsidiaries	242	(1,138)	(6,871)	(8,693)
	(5,955)	(24,439)	(273,134)	(149,969)
Basic and diluted earnings (loss) per limited partner common unit	(0.03)	(0.08)	(0.70)	(0.40)

Altera Infrastructure L.P. 8

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net income (loss)	(5,955)	(24,439)	(273,134)	(149,969)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
To interest expense:
Realized gain on qualifying cash flow hedging instruments	(206)	(192)	(622)	(489)
To equity income:
Realized gain on qualifying cash flow hedging instruments	(251)	(196)	(765)	(368)
Total other comprehensive income (loss)	(457)	(388)	(1,387)	(857)
Comprehensive income (loss)	(6,412)	(24,827)	(274,521)	(150,826)
Attributable to:
Limited partners - common units	(14,583)	(31,487)	(289,597)	(164,983)
General partner	(109)	(240)	(2,167)	(1,264)
Limited partners - preferred units	8,038	8,038	24,114	24,114
Non-controlling interests in subsidiaries	242	(1,138)	(6,871)	(8,693)
	(6,412)	(24,827)	(274,521)	(150,826)

Altera Infrastructure L.P. 9

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

	As at	As at	As at
	September 30,	December 31,	January 1,
	2020	2019	2019
ASSETS
Current assets
Cash and cash equivalents	236,911	199,388	225,040
Financial assets	43,354	107,992	9,568
Accounts and other receivable, net	227,675	204,825	143,710
Vessels and equipment classified as held for sale	7,800	15,374	12,528
Due from related parties	—	—	58,885
Other assets	41,924	35,425	41,243
Total current assets	557,664	563,004	490,974
Non-current assets
Financial assets	26,919	—	2,075
Accounts and other receivable, net	18,636	17,276	36,536
Vessels and equipment	3,181,956	3,025,716	3,548,501
Advances on newbuilding contracts	109,667	297,100	113,796
Equity-accounted investments	225,345	232,216	208,819
Deferred tax assets	4,671	7,000	9,168
Due from related parties	—	—	949
Other assets	222,182	218,813	185,191
Goodwill	127,113	127,113	127,113
Total non-current assets	3,916,489	3,925,234	4,232,148
Total assets	4,474,153	4,488,238	4,723,122
LIABILITIES
Current liabilities
Accounts payable and other	316,712	272,618	213,480
Other financial liabilities	204,641	21,697	23,290
Due to related parties	7	21,306	183,795
Borrowings	346,865	353,238	554,336
Total current liabilities	868,225	668,859	974,901
Non-current liabilities
Accounts payable and other	155,568	222,659	264,732
Other financial liabilities	85,203	164,511	144,867
Borrowings	2,893,165	2,831,274	2,543,406
Due to related parties	144,236	—	—
Deferred tax liabilities	700	3,133	2,183
Total non-current liabilities	3,278,872	3,221,577	2,955,188
Total liabilities	4,147,097	3,890,436	3,930,089
EQUITY
Limited partners - common units	—	169,737	350,088
Limited partners - Class A common units	(1,508)	—	—
Limited partners - Class B common units	(84,337)	—	—
Limited partners - preferred units	384,274	384,274	384,274
General partner	7,431	9,587	10,971
Accumulated other comprehensive income	3,023	4,410	7,361
Non-controlling interests in subsidiaries	18,173	29,794	40,339
Total equity	327,056	597,802	793,033
Total liabilities and equity	4,474,153	4,488,238	4,723,122

Altera Infrastructure L.P. 10

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2020	2019
Cash and cash equivalents provided by (used for)
Operating Activities
Net income (loss)	(273,134)	(149,969)
Adjusted for the following items:
Depreciation and amortization	235,189	273,973
Equity-accounted (income) loss, net of distributions received	8,919	2,718
Impairment expense, net	184,997	61,326
(Gain) loss on dispositions, net	1,969	(12,548)
Unrealized (gain) loss on derivative instruments	55,363	84,181
Deferred income tax expense (recovery)	(560)	7,524
Provisions and other items	(3,503)	(19,870)
Other non-cash items	15,248	(22,195)
Changes in non-cash working capital, net	82	46,850
Net operating cash flow	224,570	271,990
Financing Activities
Proceeds from borrowings	291,030	286,495
Repayments of borrowings and settlement of related derivative instruments	(239,910)	(321,381)
Financing costs related to borrowings	(6,162)	(16,060)
Proceeds from borrowings related to sale and leaseback of vessels	47,673	11,900
Financing costs related to borrowings from sale and leaseback of vessels	(65)	(1,082)
Proceeds from borrowings from related parties	155,000	75,000
Prepayment of borrowings from related parties	—	(75,000)
Lease liability repayments	(17,115)	(9,922)
Capital provided by others who have interests in subsidiaries	—	1,500
Distributions to limited partners and preferred unitholders	(24,114)	(24,114)
Distributions to others who have interests in subsidiaries	(4,750)	(3,636)
Net financing cash flow	201,587	(76,300)
Investing Activities
Additions
Vessels and equipment	(449,916)	(166,399)
Equity-accounted investments	(2,812)	(7,424)
Dispositions
Vessels and equipment	18,437	33,341
Restricted cash	39,227	(9,421)
Acquisition of company (net of cash acquired of $6.4 million)	6,430	—
Net investing cash flow	(388,634)	(149,903)
Cash and cash equivalents
Change during the period	37,523	45,787
Balance, beginning of the period	199,388	225,040
Balance, end of the period	236,911	270,827

Altera Infrastructure L.P. 11

Non-IFRS Measures

To supplement the unaudited interim condensed consolidated financial statements, we use Adjusted EBITDA, which is a non-IFRS financial measure, as a measure of our performance. Adjusted EBITDA is calculated as net income (loss) before interest expense, interest income, income tax expense, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps, as we, in assessing our performance, view these gains or losses as an element of interest expense; realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; and equity-accounted income (loss). Adjusted EBITDA also includes our proportionate share of Adjusted EBITDA from our equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. We do not have control over the operations of, nor do we have any legal claim to the revenues and expenses of our equity-accounted investments. Consequently, the cash flow generated by our equity-accounted investments may not be available for use by us in the period that such cash flows are generated.
Adjusted EBITDA is intended to provide additional information and should not be considered as the sole measure of our performance or as a substitute for net income (loss) or other measures of performance prepared in accordance with IFRS. In addition, this measure does not have a standardized meaning and may not be comparable to similar measures presented by other companies. These non-IFRS measures are used by our management, and we believe that these supplementary metrics assist investors and other users of our financial reports in comparing our financial and operating performance across reporting periods and with other companies.

Non-IFRS Financial Measures

The following table includes reconciliations of Adjusted EBITDA to net income (loss) for the periods presented in the Partnership's Consolidated Financial Summary.

	Three Months Ended
	September 30,	June 30,	September 30,
(in thousands of U.S. Dollars, unaudited)	2020	2020	2019
Adjusted EBITDA	140,109	153,473	162,216
Depreciation and amortization	(79,049)	(77,606)	(84,639)
Interest expense	(48,036)	(45,907)	(53,675)
Interest income	190	43	1,776
Expenses and gains (losses) relating to equity-accounted investments	(10,442)	(14,586)	(16,787)
Impairment expense, net	(4,720)	(8,275)	(1,506)
Gain (loss) on dispositions, net	(19)	(1,388)	—
Realized and unrealized gain (loss) on derivative instruments	1,752	(13,381)	(19,268)
Foreign currency exchange gain (loss)	(2,958)	(950)	(5,387)
Other income (expenses), net	(4,262)	(4,138)	(3,262)
Adjusted EBITDA attributable to non-controlling interests	2,028	4,235	2,409
Income (loss) before income tax (expense) recovery	(5,407)	(8,480)	(18,123)
Income tax (expense) recovery
Current	(1,639)	(1,465)	(1,143)
Deferred	1,091	1,699	(5,173)
Net loss	(5,955)	(8,246)	(24,439)

Altera Infrastructure L.P. 12

	Three Months Ended
	September 30,	June 30,	September 30,
(in thousands of U.S. Dollars, unaudited)	2020	2020	2019
	11,890	8,428	4,494
Less:
Depreciation and amortization	(8,084)	(8,774)	(7,975)
Interest expense, net	(2,558)	(3,140)	(4,902)
Interest income	285	44	—
Income tax (expense) recovery
Current	(43)	—	19
Deferred	—	—	—
EBITDA	22,290	20,298	17,352
Less:
Realized and unrealized gain (loss) on derivative instruments	(298)	2,099	(3,569)
Foreign currency exchange gain (loss)	340	617	(360)
Adjusted EBITDA from equity-accounted investments	22,332	23,014	21,281

Altera Infrastructure L.P. 13